UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Fuel Systems Solutions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

35952W103

(CUSIP Number)

Becker Drapkin Management, L.P.

Attn: Steven R. Becker

Attn: Matthew A. Drapkin

500 Crescent Court

Suite 230

Dallas, Texas 75201

(214) 756-6016

With a copy to:

Richard J. Birns, Esq.

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, New York 10166

(212) 351-4032

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 22, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35952W103

1	Name of reporting persons Becker Drapkin Management, L.P.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 300,906
	8	Shared voting power 1,277,895
	9	Sole dispositive power 300,906
	10	Shared dispositive power 1,277,895
11	Aggregate amount beneficially owned by each reporting person 1,578,801
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 7.9%
14	Type of reporting person IA, PN

CUSIP No. 35952W103

1	Name of reporting persons Becker Drapkin Partners (QP), L.P.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,146,568
	8	Shared voting power 0
	9	Sole dispositive power 1,146,568
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,146,568
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 5.7%
14	Type of reporting person PN

CUSIP No. 35952W103

1	Name of reporting persons Becker Drapkin Partners, L.P.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 131,327
	8	Shared voting power 0
	9	Sole dispositive power 131,327
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 131,327
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.7%
14	Type of reporting person PN

CUSIP No. 35952W103

1	Name of reporting persons BC Advisors, LLC
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,578,801
	9	Sole dispositive power 0
	10	Shared dispositive power 1,578,801
11	Aggregate amount beneficially owned by each reporting person 1,578,801
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 7.9%
14	Type of reporting person IA, OO

CUSIP No. 35952W103

1	Name of reporting persons Steven R. Becker
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,578,801
	9	Sole dispositive power 0
	10	Shared dispositive power 1,578,801
11	Aggregate amount beneficially owned by each reporting person 1,578,801
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 7.9%
14	Type of reporting person IN

CUSIP No. 35952W103

1	Name of reporting persons Matthew A. Drapkin
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,578,801
	9	Sole dispositive power 0
	10	Shared dispositive power 1,578,801
11	Aggregate amount beneficially owned by each reporting person 1,578,801
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 7.9%
14	Type of reporting person IN

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 15, 2014 (the “Original Schedule 13D”), with respect to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Fuel Systems Solutions, Inc., a Delaware corporation (the “Issuer”).

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended and supplemented to add the following information for updating as of the date hereof:

The Reporting Persons expended an aggregate amount equal to $16,539,321 (including commissions) to purchase 1,578,801 shares of Common Stock.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and supplemented to add the following information for updating as of the date hereof:

(a), (b) The Reporting Persons may be deemed to beneficially own in the aggregate 1,578,801 shares of Common Stock. Based upon a total of 20,105,520 outstanding shares of Common Stock, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2014, the Reporting Persons’ shares represent approximately 7.853% of the outstanding shares of Common Stock.

Becker Drapkin QP owns 1,146,568 shares of Common Stock (the “Becker Drapkin QP Shares”), which represent approximately 5.703% of the outstanding shares of Common Stock.

Becker Drapkin, L.P. owns 131,327 shares of Common Stock (the “Becker Drapkin, L.P. Shares”), which represent approximately 0.653% of the outstanding shares of Common Stock.

The Becker Drapkin QP Shares and Becker Drapkin, L.P. Shares are collectively referred to herein as the “Becker Drapkin Funds Shares”.

Becker Drapkin QP has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Becker Drapkin QP Shares. Becker Drapkin QP disclaims beneficial ownership of the Becker Drapkin, L.P. Shares.

Becker Drapkin, L.P. has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Becker Drapkin, L.P. Shares. Becker Drapkin, L.P. disclaims the beneficial ownership of the Becker Drapkin QP Shares.

As general partner of the Becker Drapkin Funds, BD Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Becker Drapkin Funds Shares. BD Management in its capacity as investment manager for the Managed Account has the sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) 300,906 shares held by the Managed Account (the “Managed Account Shares”), which represent approximately 1.497% of the outstanding shares of Common Stock. BD Management disclaims beneficial ownership of the Becker Drapkin Funds Shares.

The Becker Drapkin Funds disclaim beneficial ownership of the Managed Account Shares.

As general partner of BD Management, BCA may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BCA. Mr. Becker and Mr. Drapkin each disclaim beneficial ownership of any shares of Common Stock beneficially owned by BCA.

As of the date hereof, no Reporting Persons owns any shares of Common Stock other than those set forth in this Item 5.

(c) The trading dates, number of shares of Common Stock purchased or sold, and the price per share of Common Stock for all transactions by the Reporting Persons in shares of Common Stock within the last 60 days, all of which were brokered transactions, are set forth below.

Name of Reporting Person	Trade Date	Purchased (Sold)	Price / Share
Becker Drapkin QP	8/18/2014	29,240	$9.8704
Becker Drapkin QP	8/19/2014	8,186	$9.8251
Becker Drapkin QP	8/20/2014	27,519	$9.9031
Becker Drapkin QP	8/21/2014	37,469	$9.8678
Becker Drapkin QP	8/22/2014	59,034	$9.9469
Becker Drapkin QP	8/25/2014	20,604	$9.8828
Becker Drapkin QP	8/25/2014	989	$9.8890
Becker Drapkin QP	8/26/2014	8,962	$9.8897
Becker Drapkin QP	8/26/2014	8,680	$9.9299
Becker Drapkin, L.P.	8/18/2014	3,310	$9.8704
Becker Drapkin, L.P.	8/19/2014	926	$9.8251
Becker Drapkin, L.P.	8/20/2014	3,115	$9.9031
Becker Drapkin, L.P.	8/21/2014	4,241	$9.8678
Becker Drapkin, L.P.	8/22/2014	6,683	$9.9469
Becker Drapkin, L.P.	8/25/2014	2,332	$9.8828

2

Becker Drapkin, L.P.	8/25/2014	111	$9.8890
Becker Drapkin, L.P.	8/26/2014	1,014	$9.8897
Becker Drapkin, L.P.	8/26/2014	982	$9.9299
Managed Account	8/18/2014	7,450	$9.8704
Managed Account	8/19/2014	2,488	$9.8251
Managed Account	8/20/2014	8,366	$9.9031
Managed Account	8/21/2014	11,391	$9.8678
Managed Account	8/22/2014	17,947	$9.9469
Managed Account	8/25/2014	6,264	$9.8828
Managed Account	8/25/2014	300	$9.8890
Managed Account	8/26/2014	2,724	$9.8897
Managed Account	8/26/2014	2,638	$9.9299

(d) No person other than the Reporting Persons, and the Managed Account with respect to the Managed Account Shares, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common Stock set forth above.

(e) Not applicable.

3

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certified that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2014

BECKER DRAPKIN MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

By:	/s/ Richard J. Birns
	Name:	Richard J. Birns
	Title:	Attorney-in-Fact

BECKER DRAPKIN PARTNERS (QP), L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

By:	/s/ Richard J. Birns
	Name:	Richard J. Birns
	Title:	Attorney-in-Fact

BECKER DRAPKIN PARTNERS, L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

By:	/s/ Richard J. Birns
	Name:	Richard J. Birns
	Title:	Attorney-in-Fact

BC ADVISORS, LLC

By:	/s/ Richard J. Birns
	Name:	Richard J. Birns
	Title:	Attorney-in-Fact

STEVEN R. BECKER

By:	/s/ Richard J. Birns
	Name:	Richard J. Birns
	Title:	Attorney-in-Fact

MATTHEW A. DRAPKIN

By:	/s/ Richard J. Birns
	Name:	Richard J. Birns
	Title:	Attorney-in-Fact